SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2005

                                  Serono S.A.
                        -------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                        -------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F   X   Form  40-F
                -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                                -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                                -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-     )
                                                       -----

SERONO                                                     [GRAPHIC OMITTED]
                                                        PRIORITY HEALTHCARE (TM)


MEDIA  RELEASE

              SERONO, INC. AND PRIORITY HEALTHCARE CORPORATION FORM
                              A STRATEGIC ALLIANCE

 LEADERS IN REPRODUCTIVE HEALTH JOIN TO PROVIDE INNOVATIVE OFFERINGS OF PATIENT
                    SUPPORT SERVICES AND PHARMACY FULFILLMENT

ROCKLAND, MA, AND LAKE MARY, FL, JUNE 14, 2005 - SERONO, INC. (VIRT-X SEO AND
NYSE: SRA) AND PRIORITY HEALTHCARE CORPORATION (NASDAQ: PHCC) announced today the formation of a strategic alliance, under which both companies will offer the fertility marketplace expanded and unprecedented support to consumers, patients, healthcare providers and managed care organizations.

The announcement marks a first-of-its-kind alliance between the market leaders in reproductive health: Serono is the worldwide leader in reproductive health and Priority Healthcare's Freedom Drug(TM) is the nation's largest fertility specialty pharmacy. Together, both companies will offer unique, comprehensive services that will increase efficiencies and conveniences for infertility patients, encourage consumers with fertility concerns to seek early diagnosis, make available valuable savings for patients without fertility drug coverage, and increase the potential for patients to continue fertility treatment.

Under the agreement, Freedom Drug will become the preferred specialty pharmacy for fulfillment of Serono fertility products dispensed in the United States. The companies will also develop new fertility awareness and patient education programs to be offered through Serono's Fertility LifeLines(TM), a free and confidential information and support service available at 1-866-LETS-TRY. Serono and Freedom Drug will promote these enhanced support services to consumers, patients, healthcare providers and managed care organizations through the alignment of marketing and sales activities.

"This unique alliance is a strategic initiative entirely new to the fertility market," said Fereydoun Firouz, President, Serono, Inc. "Awareness of infertility remains an important issue in our society and increasing knowledge is essential. Together, we will increase capacity to offer not only access to fertility treatment through convenient and streamlined fulfillment, but also access to information, education and support for the millions that are facing infertility."

"Our relationship with Serono is longstanding and highly valued. We welcome the opportunity to expand our partnership with the market leader and support the growth of the fertility marketplace through this alliance," added Steve Cosler, President and Chief Executive Officer of Priority Healthcare. "This is another example of an innovative channel partnership with a key manufacturer to provide tremendous value to patients, physicians and payors."

                                    - more -

The strategic alliance builds market value through a full continuum of programs and services that benefit all major stakeholders in the fertility marketplace:

     - CONSUMERS not presently in treatment benefit from increased awareness of infertility and treatment options. This strategic alliance will promote early diagnosis and treatment, as well as assist individuals in finding healthcare providers for initial consultations through Serono's Fertility LifeLines at 1-866-LETS-TRY.
     - PATIENTS starting or in treatment benefit from support services and valuable savings on Serono fertility products for those without fertility drug coverage as well as programs from Serono's Fertility LifeLines at 1-866-LETS-TRY, that are designed to improve therapy understanding, increase the potential for patients to continue fertility treatment and increase access to care.
     - HEALTHCARE PROVIDERS benefit from patient education programs as well as 24x7 access to Serono fertility product information and support for their patients.
     - MANAGED CARE ORGANIZATIONS will be provided the opportunity to optimize infertility spend while enhancing services for patients and healthcare providers.

"We've scored a first by combining our market reach with the largest one-of-a-kind portfolio of services for every stage of the treatment process resulting in multiple benefits to the fertility marketplace," said Bharat Tewarie, MD, MBA, Executive Vice President, Reproductive Health, Serono, Inc. "We believe the creation of this alliance is a key next step in our effort as leaders to create long-term value in the marketplace, improve the patient experience and increase access to care."

"We're excited to add our best-in-class pharmacy fulfillment service to Serono's enhanced Fertility LifeLines as well as add other new programs to a comprehensive portfolio of education and support services available through this alliance," said Kim Rondeau, Executive Vice President, Pharmacy Sales and Marketing, Priority Healthcare. "By promoting awareness about infertility, we can help more individuals seek early diagnosis, which may increase the potential for treatment success."

Financial  terms  of  the  agreement  were  not  disclosed.

ADDITIONAL  INFORMATION

ABOUT  SERONO,  INC.  AND  FERTILITY
Serono, Inc., a subsidiary of Serono S.A., is a leader in fertility health, dedicated to developing patient-friendly, innovative products that help people build families. It is the only company to offer a full portfolio of fertility medications for every stage of the reproductive cycle and recombinant versions of three hormones used in the treatment of infertility, including the Gonal-f(R) RFF Pen (follitropin alfa injection).

ABOUT  FERTILITY  LIFELINES(TM)
Fertility LifeLines is a free and confidential educational service, designed to make infertility issues easier to manage emotionally and financially. Consumers and patients can now access special benefits and potential savings on fertility medications, including Gonal-f(R), by calling Fertility LifeLines toll-free at 1-866-LETS-TRY (1-866-538-7879). Staffed with fertility, nurses, benefits specialists and customer service representatives, Fertility LifeLines is available Monday to Friday from 8 am to midnight ET and Saturday and Sunday from 8am to 6pm ET.

ABOUT  PRIORITY  HEALTHCARE  AND  FREEDOM  DRUG(TM)

Priority Healthcare is the premier healthcare services company providing innovative, high-quality and cost-effective solutions that enhance quality of life. As a national specialty pharmacy and distributor, Priority Healthcare provides biopharmaceuticals, complex therapies, related disease treatment programs and a portfolio of other service offerings for patients, payors, physicians and pharmaceutical manufacturers. The growing number of specialty areas serviced by Priority Healthcare include: oncology, gastroenterology, reproductive endocrinology, neurology, hematology, pulmonology, ophthalmology, rheumatology, endocrinology, infectious disease and nephrology, as well as ambulatory surgery centers. Additional information regarding Priority Healthcare is available online at www.priorityhealthcare.com.
                       --------------------------

Freedom Drug is the nation's largest specialty pharmacy devoted exclusively to infertility. Its pioneering approach to expert infertility care, known as the Freedom Advantage, offers a range of clinical and financial benefits for patients, physicians, payors and pharmaceutical manufacturers.

ABOUT  SERONO  S.A.

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the worldwide leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 25 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).
                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release

Certain statements included in this press release, which are not historical facts, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs and involve certain risks and uncertainties, including those described in our public filings with the United States Securities and Exchange Commission; also including, but not limited to, changes in interest rates, competitive pressures, changes in customer mix, changes in third party reimbursement rates, financial stability of major customers, changes in government regulations or the interpretation of these regulations, changes in supplier relationships, growth opportunities, cost savings, revenue enhancements, synergies and other benefits anticipated from acquisition transactions, difficulties relative to integrating acquired businesses, the accounting and tax treatment of acquisitions, and asserted and unasserted claims, which could cause actual results to differ from those in the forward-looking statements. The forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date herein.

                                       ###

FOR  MORE  INFORMATION,  PLEASE  CONTACT:

SERONO,  INC.,  ROCKLAND,  MA

MEDIA RELATIONS:                       INVESTOR RELATIONS:
Renee Connolly                         Susan Ince
Tel. +1 781 681 2340                   Tel. +1 781 681 2552
Fax: +1 781 681 2935                   Fax: +1 781 681 2912
www.seronousa.com
-----------------

PRIORITY  HEALTHCARE  CORPORATION:

Stephen  Saft
CHIEF  FINANCIAL  OFFICER
Tel.  +(407)  804-6700
www.priorityhealthcare.com
SERONO  S.A.
GENEVA,  SWITZERLAND:

MEDIA RELATIONS:                        INVESTOR RELATIONS:
Tel. +41-22 739 36 00                   Tel. +41-22 739 36 01
Fax: +41-22-739 30 85                   Fax: +41-22-739 30 22
www.serono.com
--------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SERONO S.A.
                                               a Swiss corporation
                                               (Registrant)



June 16, 2005                          By:     /s/  Stuart  Grant
                                               ------------------------------
                                               Name:  Stuart Grant
                                               Title: Chief Financial Officer